Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

May 2013

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s press release, dated May 15, 2013, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: May 15, 2013	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

The Hague – May 15, 2013

Summary of Annual General Meeting of Shareholders

Aegon N.V.’s Annual General Meeting of Shareholders (AGM) on May 15, 2013, adopted all resolutions on the agenda, including adoption of the Annual Accounts of Aegon N.V. for the 2012 financial year. The members of the Executive Board and the Supervisory Board were released from liability for their duties.

Shareholders approved the final dividend for 2012 of EUR 0.11 per common share. The final dividend will be paid in cash or in stock at the election of the shareholder. The stock fraction for the final dividend in common shares will be based upon the average price of Aegon shares as quoted on the Euronext Amsterdam Stock Exchange, calculated over the five trading days from June 3 up to and including June 7, 2013. The value of the stock dividend will be approximately equal to the cash dividend.

The meeting furthermore approved of the agreement between Aegon and Vereniging Aegon regarding the conversion of Aegon’s preferred shares, of which the Association is the sole owner. Upon conversion, all of Aegon’s preferred shares will be exchanged for cash and common shares. It is expected that the transaction will be effectuated before the end of May 2013.

For the Annual Accounts 2013, Ernst & Young was appointed as the company’s independent auditor. PwC was appointed to serve as external accountant for the Annual Accounts 2014-2016.

Moreover the shareholders appointed Darryl Button to the Executive Board for a four-year term, becoming Aegon’s new CFO as of today. Mrs Dona Young was newly appointed to the Supervisory Board and Mr Shemaya Levy was reappointed, both for a four-year term.

The full details of the resolutions approved during the AGM and further information on the final dividend of 2012 may be found in the “2013 AGM” section on Aegon’s corporate website aegon.com.

Media relations	Investor relations
Greg Tucker	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

DISCLAIMER

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

¡	Changes in the performance of financial markets, including emerging markets, such as with regard to:

-	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

-	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

-	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

¡	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

¡	Consequences of a potential (partial) break-up of the euro;

¡	The frequency and severity of insured loss events;

¡	Changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

¡	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

¡	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

¡	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

¡

Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

¡	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

¡

Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

¡	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

¡

Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

¡	Acts of God, acts of terrorism, acts of war and pandemics;

¡	Changes in the policies of central banks and/or governments;

¡

Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

¡

Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

¡	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

¡	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

¡

As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

¡	Customer responsiveness to both new products and distribution channels;

¡	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

¡	Changes in accounting regulations and policies may affect Aegon’s reported results and shareholders’ equity;

¡

The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

¡	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ABOUT AEGON

As an international life insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ approximately 24,000 people and have millions of customers across the globe. Further information: aegon.com.